ARTICLES OF CONTINUANCE

Alberta Business Corporations Act

Sections 188, 273, and 274

1.

Name of Corporation

2.

Corporate Access Number

TITAN TRADING ANALYTICS INC.

To be determined.

3.

The classes of shares, and any maximum number of shares that the corporation is authorized to issue are:

1.

An unlimited number of Common Shares, the holders of which are entitled:

(a)

to receive notice of and to attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)

to receive any dividend declared by the Corporation on this class of shares; provided that the Corporation shall be entitled to declare dividends on the Preferred Shares, or on any of such classes of shares without being obliged to declare any dividends on the Common Shares of the Corporation;

(c)

subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution in equal rank with the holders of all other Common Shares of the Corporation; and

(d)

to the rights, privileges and restrictions normally attached to Common Shares;

2.

An unlimited number of Preferred Shares, which as a class, have attached thereto the following rights, privileges, restrictions and conditions:

(a)

the Preferred Shares may from time to time be issued in one or more series, and the Directors may fix from time to time before such issue, the number of Preferred Shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions;

(b)

the Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding-up its affairs, be entitled to preference over the voting and non-voting Common Shares and over any other shares of the Corporation ranking by their terms junior to the Preferred Shares of that series.  The Preferred Shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Common Shares and any other such Preferred Shares as may be fixed in accordance with clause (2) (a); and

(c)

if any cumulative dividends or amount payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

4.

Restrictions on share transfers:

None

5.

Number, or minimum and maximum number of directors:

Minimum 3, Maximum 15.

6.

If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restrictions:

None

7.

If a change of name is effected, indicate previous name:

Not applicable.

8.

Details of incorporation:

The corporation was incorporated under the Companies Act in the Province of British Columbia on November 30, 1993 as “KBK No. 24 Ventures Ltd.”  On November 14, 1994, the corporation changed its name to “Titan Trading Analytics Inc.”

The corporation was extra-provincially registered in the Province of Alberta on September 21, 2004, Corporate Access No. 2111281586.

9.

Other rules or provisions:

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third (1/3) of the number of directors who held office at the expiration of the last annual meeting of the Corporation.